

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Mark Walsh
Chief Executive Officer
S-Evergreen Holding LLC
11400 S.E. 6th Street, Suite 125
Bellevue, WA 98004

> **Re: Savers Value Village, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 5, 2022**
> **File No. 333-261850**

Dear Mr. Walsh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed May 5, 2022

Our Impact Graphics, page iv

1. In the graphic headed "Our Impact" that precedes "A Letter From Our Chief Executive Officer," please include the comparable GAAP measure to "Adjusted EBITDA" presented therein.

Risk Factors, page 30

2. We note your risk factors on pages 31, 32, and 33 indicating that inflation could affect the price you pay for secondhand items; cost of labor; and supply and demand for your products. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you

are facing and how your business has been affected. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

We note your risk factor disclosure on page 45 that your supply chain could be impacted by the occurrence of one or more natural disasters , page 45

3.   We note your risk factor disclosure on page 45 that your supply chain could be impacted by the "occurrence of one or more natural disasters such as fires, hurricanes, tornados, tsunamis, floods and earthquakes, geo-political events or terrorist or military activities disrupting transportation, communication or utility systems (such as the ongoing military conflict between Russia and Ukraine) or other highly disruptive events, such as nuclear accidents, public health epidemics or pandemics (such as the ongoing COVID-19 outbreak), unusual weather conditions or cyberattacks, could adversely affect our operations and financial performance." Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics and Non-GAAP Financial Measures
Non-GAAP measures, page 99

4.   Please include here the comparable GAAP measures so as to not cause undue prominence to the non-GAAP measures presented, or locate the non-GAAP measures after discussion of the GAAP results. Refer to Question 102.10 in the staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures."

Supply and Processing , page 130

5.   Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits and/or liquidity have been impacted. In this regard, we note that "OSDs are the largest part of [y]our supply mix" and that "OSD volume is primarily driven by convenience."

Mark Walsh
S-Evergreen Holding LLC
June 2, 2022
Page 3

       You may contact Tatanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer López Molina at 202-551-3792 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services

cc: Lawrence G. Wee